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13011180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gerson, Horowitz, Green Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th Street, Suite 2322
(No. and Street)

New York (City) | New York (State) | 10107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Horowitz, President — (212) 489-0100 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632 (Address) | New York (City) | New York (State) | 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Albert Horowitz, President and Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gerson, Horowitz, Green Securities Corp. (Company), as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Albert Horowitz, President

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 01LE6161424
Qualified in Kings County
Commission Expires February 26, 2015

Sworn and subscribed to before me this 25 day of Feb, 2013

This report contains (check all applicable boxes):

			Page
		Report of Independent Registered Public Accounting Firm	1-2
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	3
(x)	(c)	Statement of Operations.	4
(x)	(d)	Statement of Cash Flows.	5
(x)	(e)	Statement of Changes in Stockholder's Equity.	6
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	7-9
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	10
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11-12

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Gerson, Horowitz, Green Securities Corp.

Report on the Financial Statements
We have audited the accompanying balance sheet of Gerson, Horowitz, Green Securities Corp., (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerson, Horowitz, Green Securities Corp.as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 10 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 10 is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 18, 2013

GERSON, HOROWITZ, GREEN SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2012

Assets

Cash and cash equivalents	$	17,954
Marketable securities		23,496
Prepaid expense		1,056
Total Assets	$	42,506

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses		945
Total Liabilities	$	945
Contingencies		-

Stockholder's equity

Capital stock, class A, 200 shares no par value authorized and outstanding		7,500
Additional paid in capital		16,763
Retained earnings		14,829
Accumulated other comprehensive income		2,469
Stockholder's equity		41,561
Total Liabilities and Stockholder's Equity	$	42,506

See independent accountants' report and accompanying notes to financial statements

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions	$ 68,318
Interest and dividends	598
Total revenues	68,916
Costs and expenses:	
Regulatory fees	1,699
Occupancy costs	4,654
Travel and entertainment	28,875
Office administration services	9,800
Professional fees	10,250
Office expenses	13,928
Insurance	2,157
Taxes	118
Total costs and cxpenses	71,481
Net loss	(2,565)
Other comprehensive loss	
Unrealized loss on securities held for resale	(84)
Total other comprehensive loss	(84)
Total comprehensive gain	$ (2,649)

See independent accountants' report and accompanying notes to financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities:		
Net loss	$	(2,565)
Adjustment to reconcile net loss to net cash provided in operating activities:		
(Decrease) in Accumulated other comprehensive income		(84)
Changes in other assets and liabilities:		
Decrease in accounts receivable		13,140
(Increase) in prepaid expense		(931)
Increase in accounts payable and accrued expenses		895
Net cash provided in operating activities		10,455
Cash Flows From Investing Activities:		
Proceeds from sales of securities		(1,107)
Net cash (used) in investing activities		(1,107)
Cash Flows From Financing Activities:		
Shareholder distribution		(5,821)
Net cash (used) in financing activities		(5,821)
Net increase in cash and cash equivalents		3,527
Cash and cash equivalents - January 1, 2012		14,427
Cash and cash equivalents - December 31, 2012	$	17,954

See independent accountants' report and accompanying notes to the financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Capital Stock	Total Retained Earnings	Accumulated Other Comprehensive Income	Additional Paid In Capital	Total Stockholder's Equity
Balance, January 1, 2012	$ 7,500	$ 23,215	$ 2,553	$ 16,763	$ 50,031
Net loss	-	(2,565)	-	-	(2,565)
Stockholder's distribution		(5,821)			(5,821)
Comprehensive (loss)	-	-	(84)	-	(84)
Balance, December 31, 2012	$ 7,500	$ 14,829	$ 2,469	$ 16,763	$ 41,561

See independent accountants' report and accompanying notes

GERSON HOROWITZ GREEN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

Gerson, Horowitz, Green Securities Corp. (the "Company") is a registered broker-dealer in securities transactions under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation.

The Company was incorporated on January 9, 1970 in the State of New York.

The Company is licensed to sell mutual funds and annuities and conducts business primarily in the New York City metropolitan area. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits
At December 31, 2012 the Company maintained 10,235 in a non-insured money market account at a financial institution.

Property and Equipment
Property and equipment are recorded at cost. All of the property and equipment was fully depreciated at December 31, 2012. Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

Income Taxes
The Company, with the consent of its stockholders, has elected to have its income taxed as an "S" corporation under the provisions of the Internal Revenue Code which provides that in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income (loss). In addition the Company has made a similar election for New York State purposes. Accordingly no provision for such income taxes is reflected in the financial statements. The Company accounts for local income taxes in accordance with the asset and liability method of accounting for income taxes proscribed by FASB ASC 740-10-1 through 25, (formerly SFAS No. 109) , "Accounting for Income Taxes". Under the asset and liability method of Statement 109, deferred tax

assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, losses and tax credit carry-forwards.

Deferred tax assets and liabilities are measured using enacted rates expected to apply to the taxable income in the years in which such temporary differences are expected to be recovered or settled. Deferred income taxes result principally from the unrealized gain on investments available for sale. The unrealized gain in "Accumulated Other Comprehensive Income" was only $2,469 and a provision for deferred local taxes has not been calculated as the amount is immaterial and there is no certainty the deferred tax will ever be paid.

The Company's accounting policy for valuating uncertain tax positions during the financial statement periods is based on the recognition and disclosure contingencies under FASB ASC 420-10-1 (formerly SFAS No. 5, "Accounting for Contingencies").

Comprehensive Income

The Company complies with FASB ASC 220-10-45-3 and 45-5 (formerly SFAS No. 130. Reporting Comprehensive Income, Paragraphs 9 and 14) which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of stockholder's equity. The Company complies with the rules for the reporting and disclosure of comprehensive income (loss) in the unrealized gain (loss) to be included in other comprehensive income (loss).

Investments Available for Sale

Investments available for sale consist of equity securities not classified as trading securities of as held-to-maturity securities and not mortgage-backed securities. Unrealized holding gains and losses, net of tax, on investments available for sale are reported as a net amount as a separate component of stockholders' equity as comprehensive income, until realized. Gains and losses on the sale of investments available for sale are determined using the first-in, first-out method.

At December 31, 2012 the fair value of investments available for sale amounted to $23,496.

Commitments and Contingencies

The Company maintains a $50,000 line of credit with a bank. At December 31, 2012, the Company had no outstanding balance under the terms of this credit line.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the

financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement
The Company complies with FASB ASC 820-5-1(formerly SFAS No. 157) in determining the value of monetary assets. Since the only assets of the Company, to which FASB ASC 820-5-1 might apply are marketable securities and these securities have readily attainable published values.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 the Company had net capital of $36,981 which was $31,981 in excess of the amount required.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

NET CAPITAL:		
Total stockholder's equity	$	41,561
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense		(1,056)
Net capital before haircuts on securities positions		40,505
Haircuts on securities positions		(3,524)
Undue concentration		-
Net Capital		36,981
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	945
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	63
Minimum net capital required	$	5,000
Excess net capital	$	31,981
Net capital less greater of 10% of total AI or 120% of min. net capital	$	30,981
Percentage of aggregate indebtedness to net capital is		3%

The above computation does not differ materially from the December 31, 2012 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Gerson, Horowitz, Green Securities Corp.

In planning and performing our audit of the financial statements of Gerson, Horowitz, Green Securities Corp. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 18, 2013

Gerson, Horowitz, Green Securities Corp.
(SEC I.D. No. 8-15521)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2012
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL